1717 Main Street, Suite 3700
Dallas, Texas 75201
214.659.4400 Phone
214.659.4401 Fax
andrewskurth.com
January 6, 2012
Via EDGAR
Ms. Leslie Overton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ZaZa Energy Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed November 22, 2011
File No. 333-177264
Toreador Resources Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 22, 2011
File No. 1-34216
Dear Ms. Overton:
     We are following up with you regarding our conference call on January 4, 2012 relating to ZaZa Energy Corporation’s (the “Company”) Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2011, File No. 333-177264 (the “Registration Statement”). As you know, on behalf of the Company we had previously submitted on December 22, 2011 a proposed response to comments four through six of the Commission’s comment letter dated December 16, 2011. In connection with your request on January 4 for additional information, we are enclosing with this letter the following materials, which should be read together with the December 22, 2011 letter:
•	A spreadsheet detailing the transactions under the Company’s Exploration and Development Agreement with Hess and the treatment of each transaction throughout the Company’s financial statements;

•	An updated presentation of the impact of proportionate consolidation on the Company’s financial statements on a line-item by line-item basis; and

•	A draft of marked pages that contain additional disclosures we propose to make regarding the Exploration and Development Agreement in Amendment No. 2 to the Registration Statement.
Austin            Beijing            Dallas            Houston            London            New York            The Woodlands             Washington, DC

Leslie Overton
January 6, 2012

     If you have any questions with respect to the foregoing, please do not hesitate to call me at (214) 659-4558.

Very truly yours,

/s/ Peter Bogdanow

Peter Bogdanow

cc:	Todd Brooks [ZaZa Energy] Jim Thornton [Toreador] Phil Richter [Fried Frank]

Exploration and Development Agreement (EDA) Spreadsheet

Activity	Description	Balance Sheet Presentation	Cash Flow Presentation	Income Statement Presentation

Lease acquisition and funding (EDA Section III part 3.2)	Prospect areas are presented to Hess for approval and, once agreed upon, leases are acquired. The cost of the leases is funded by Hess. The monies are then funded to the land brokers in order to obtain the leases. Monies received are restricted as to use pursuant to the terms of the EDA.	Monies received are recorded as Restricted Cash with the offset to Advances from Joint Interest Owner. When funds are released, we credit Restricted Cash and debit the Advances from Joint Interest Owner account. There is no overlap of periods.	Operating Activity -The lease acquisition activity results in the generation of net income via the 10% bonus. Furthermore, as the timing is simultaneous, there is zero impact as the change in Restricted Cash is offset by the change in the Advance from the Joint Owner account.	No income statement effect

Bonus income (EDA Section III parts 3.1 and 3.3)	10% fee earned on all lease costs associated with acquiring the net mineral acres. Invoiced and recognized when all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county.	When invoiced, Accounts Receivable-Joint Interest Owner is debited and Bonus Income is credited	Operating Activity - Shown within Operating as the activity is a part of the determination of net income.	Recognized in the income statement as bonus income.

Exploration and development costs (JOA, Expenditures and Liabilities Section C)	Per the EDA, ZaZa is carried for 100% of the drilling costs until production. ZaZa is the operator and has the option per the EDA to cash call the funds for drilling activity. Individual cash calls represents the estimated expenditures for the next 30 days. These advances are non interest bearing and not restricted as to use. The monies received are commingled with the general operating accounts of ZaZa.	ZaZa has no legal obligation to fund any of these costs as owner in the property (only as the operator) and, as such, has no cost basis in the properties on its balance sheet. However, as operator of the property, we are legally obligated for the costs for which we have contracted with third parties. From a Division Order perspective, ZaZa has a 0% interest in such costs and Hess has a 100% interest in such costs. We apply the proportionate consolidation method in that ZaZa only reflects its ownership in the properties revenue and expenses in the financial statements (i.e. PP&E, Revenue and Lease Operating Expenses). Thus, all expenditures incurred by ZaZa as the operator not attributable to our division order ownership interest are collectible or payable from our joint partners. When the cash call is received, a debit to Unrestricted Cash and a credit to Advances from Joint Interest Owners is credited. As invoices are received they are applied to the Advance from Joint Owner account (debit) and recorded as a Trade Accounts Payable (credit).	Operating Activity - The advances and drilling and developments costs incurred by ZaZa have been incurred on behalf of Hess (our joint interest partner) and are not indicative of an investment of ZaZa. See further explanation in the text of the proposed response letter submitted to the SEC on December 22, 2011, beginning on page 2.	No income statement effect.

Operating costs (JOA)	Once a well is producing, ZaZa has earned its 10% working interest. From that point forward, ZaZa is entitled to approximately 6% of the revenue and obligated for 10% of the future operating expenses.	As operator of the properties, ZaZa records trade accounts payable for 100% of operating expenses with a corresponding debit to lease operating expenses for the % related to our ownership interest and debits - Accounts Receivable-Joint Interest Owner for the remaining onwership interest.	Operating Activity - Shown within Operating as the activity is a part of the determination of net income.	ZaZa’s portion of revenue and expense is reflected in the income statement. See supplemental income statement attached.

Activity	Description	Balance Sheet Presentation	Cash Flow Presentation	Income Statement Presentation

General and Administrative direct billings (EDA Section III part 3.2)	ZaZa, under the EDA, is not entitled to a management fee, but rather can charge Hess for the costs of consultants and contractors necessary to assist in the ongoing operations and development of the Eagleford area. This arrangement is not subject to a Division Order ownership deck.	Accounts Receivable - Joint Interest Owner is recorded for the costs to be reimbursed to ZaZa and a credit for that amount is offset against G&A expenses on the income statement. The portion of costs allowable to be billed to Hess is accrued for during each month’s financial statement close.	Operating Activity - The activities surrounding the G&A expense relate primarily to payroll and trade accounts payable-type items, which are operating activities.	The amounts received from Hess pursuant to our arrangement are shown as a credit to the total G&A expense. The net amount is presented on the income statement and disclosed as such.

ZaZa Energy, LLC
Balance Sheet
As of December 31, 2010

	December 31	Proportionate Consolidation				Related to
	2010	Hess		Others		ZaZa only
ASSETS
Current assets:
Cash and short-term investments	$16,785,696	$9,884,864	a	$—		$6,900,832
Restricted cash	4,986,666	4,986,666	b	—		—
Accounts receivable — joint interest owner	2,697,190	1,548,028	c	—		1,149,162	c
Accounts receivable — oil and gas revenue	103,621	—		103,621	d	—
Accounts receivable — related parties	38,588	—		—		38,588
Prepaid assets	189,163	—		—		189,163
Other current assets	—	—		—		—

Total current assets	24,800,924	16,419,558		103,621		8,277,745

Oil and gas properties	6,435,702	—		813,524	e	5,622,178	e
Property and equipment	831,342	—		—		831,342	e
Less accumulated depreciation	(340,891)	—		(235,641)	f	(105,250	)e

Net Property and equipment	6,926,153	—		577,883		6,348,270
Other Assets	—	—		—		—

TOTAL ASSETS	$31,727,077	$16,419,558		$681,504		$14,626,015

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$2,448,678	$1,116,274	g	$4,121	d	$1,328,283
Advances from joint interest owner	14,871,530	14,871,530	a, b	—		—
Accrued liabilities	721,576	431,754	g	—		289,822
Income tax payable	73,507	—		—		73,507
Notes payable — related parties	3,214,331	—		—		3,214,331
Notes payable — members	3,000,000	—		—		3,000,000

Total current liabilities	24,329,622	16,419,558		4,121		7,905,943

Asset retirement obligation	—	—		—		—
Other long-term liabilities	—	—		—		—

Total Liabilities	24,329,622	16,419,558		4,121		7,905,943

Total members’ equity	7,397,455	—		677,383	h	6,720,072

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$31,727,077	$16,419,558		$681,504		$14,626,015

a	Represents “cash call” (i.e. working capital advance) for well development costs

b	Represents advance funding from Hess to be used solely for lease acquisitions

c	Represents joint interest billings (JIBs) due from Hess. The remaining balance related to “ZaZa only” represents receivables due from Hess for 10% bonus amounts earned and GA reimbursements. The bonus income earned and G&A reimbursed is not subject to a division order ownership and thus not subject to proportional consolidation.

d	Represents oil and gas revenue produced but not received on our non operated properties (excluded from the Hess agreement) and related operating expenses

e	Represents leasehold and drilling costs for non-operated wells at our ~2% ownership interest (not included under Hess agreement). The balance related to “ZaZa only” represents unproved leasehold costs incurred in connection with a property for which we are the sole owner. The property balance and related depreciation is on ZaZa furnitures and fixtures.

f	Represent the cumulative depreciation, depletion and amortization recognized to date via a unit of production method on the non-operated property costs.

g	As ZaZa is the operator, we are 100% liable for invoices issued by vendors. These amounts represent the portion of these invoices to be borne by Hess given the Division Order in place of 0% ZaZa/100% Hess. Furthermore, these amounts sum to the Accounts Receivable due from joint interest owner above.

h	Represents the investment in non-op properties and the income for the year ended 12/31/10.

ZaZa Energy, LLC
Balance Sheet
As of September 30, 2011

	September 30	Proportionate Consolidation				Related to
	2011	Hess		Others		ZaZa only
ASSETS
Current assets:
Cash and short-term investments	$13,287,299	$2,450,952	a	$145,031		$10,691,316
Restricted cash	1,000	1,000	b	—		0
Accounts receivable — joint interest owner	27,888,761	24,885,714	c	—		3,003,047	c
Accounts receivable — oil and gas revenue	302,192	259,443	d	42,749	d	—
Accounts receivable — related parties	54,596	—		—		54,596
Prepaid assets	1,200,591	—		—		1,200,591
Other current assets	53,558	—		—		53,558

Total current assets	42,787,997	27,597,109		187,780		15,003,108

Oil and gas properties	13,475,292	—		845,172	e	12,630,120	e
Property and equipment	2,159,178	—		—		2,159,178	e
Less accumulated depreciation	(826,013)	—		(339,818)	f	(486,195)	e

Net Property and equipment	14,808,457	—		505,354		14,303,103
Other Assets	—	—		—		—

TOTAL ASSETS	$57,596,454	$27,597,109		$693,134		$29,306,211

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$18,239,652	$8,646,998	g	$2,197	d	$9,590,457
Advances from joint interest owner	2,452,866	2,452,866	a, b	—		—
Accounts payable — related parties	340,683	—		—		340,683
Accrued liabilities	17,228,815	15,964,728	g	—		1,264,087
Income tax payable	55,599	—		—		55,599
Notes payable — related parties	5,000,000	—		—		5,000,000
Notes payable — members	3,000,000	—		—		3,000,000

Total current liabilities	46,317,615	27,064,592		2,197		19,250,826

Asset retirement obligation	131,012	—		—		131,012
Other long-term liabilities	—	—		—		—

Total Liabilities	46,448,627	27,064,592		2,197		19,381,838

Total members’ equity	11,147,827	532,517		690,937		9,924,373

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$57,596,454	$27,597,109		$693,134		$29,306,211

a	Represents “cash call” (i.e. working capital advance) for well development costs

b	Represents advance funding from Hess to be used solely for lease acquisitions

c	Represents joint interest billings (JIBs) due from Hess. The remaining balance related to “ZaZa only” represents receivables due from Hess for 10% bonus amounts earned and GA reimbursements. The bonus income earned and G&A reimbursed is not subject to a division order ownership and thus not subject to proportional consolidation.

d	Represents oil and gas revenue produced but not received on our non operated properties (excluded from the Hess agreement) and related operating expenses

e	Represents leasehold and drilling costs for non-operated wells at our ~2% ownership interest (not included under Hess agreement). The balance related to “ZaZa only” represents unproved leasehold costs incurred in connection with a property for which we are the sole owner. The property balance and related depreciation is on ZaZa furnitures and fixtures.

f	Represent the cumulative depreciation, depletion and amortization recognized to date via a unit of production method on the non-operated property costs.

g	As ZaZa is the operator, we are 100% liable for invoices issued by vendors. These amounts represent the portion of these invoices to be borne by Hess given the Division Order in place of 0% ZaZa/100% Hess. Furthermore, these amounts sum to the Accounts Receivable due from joint interest owner above.

ZaZa Energy, LLC
Statement of Income
Year Ended December 31, 2010

	Year ended
	December 31,	Proportionate Consolidation		Related to
	2010	Hess	Others	ZaZa only
Revenues:
Total Bonus Income	9,777,646	—	—	9,777,646
Oil and gas revenues	357,721	—	357,721	—
Other income (expense)	360,000	—	—	360,000

Total Revenues	10,495,367	—	357,721	10,137,646

Operating expenses:
Lease operating expense and production taxes	22,580	—	22,580	—
Depletion, depreciation and amortization	340,891	—	235,641	105,250
General and administrative expense, net	3,517,940	—	—	3,517,940	*

Total operating expense	3,881,411	—	258,221	3,623,190

Operating income (loss)	6,613,956	—	99,500	6,514,456

Interest income, net of bank fees	4,340	—	—	4,340

Income tax expense	73,507	—	—	73,507

Net income (loss)	$6,544,789	$—	$99,500	$6,445,289

*	represents $6.4 million of G&A incurred in connection with services performed under the EDA net of $2.9 million; the same amount of reimbursements received from Hess

ZaZa Energy, LLC
Statement of Income
Nine-Months Ended September 30, 2011

	Nine-months ended
	September 30,	Proportionate Consolidation		Related to
	2011	Hess	Others	ZaZa only
Revenues:
Total Bonus Income	15,048,598	—	—	15,048,598
Oil and gas revenues	1,276,982	1,051,154	225,828	—
Other income (expense)	—	—	—	—

Total Revenues	16,325,580	1,051,154	225,828	15,048,598

Operating expenses:
Lease operating expense and production taxes	626,734	518,637	108,097	—
ARO accretion	773	—	—	773
Depletion, depreciation and amortization	485,122	—	104,177	380,945
General and administrative expense, net	10,054,455	—	—	10,054,455	*

Total operating expense	11,167,084	518,637	212,274	10,436,173

Operating income (loss)	5,158,496	532,517	13,554	4,612,425

Interest income, net of bank fees	37,961	—	—	37,961
Interest expense	(190,486)	—	—	(190,486)
Income tax expense	55,599	—	—	55,599

Net income (loss)	$4,950,372	$532,517	$13,554	$4,404,301

*	represents $16.8 million of G&A incurred in connection with services performed under the EDA net of $6.7 million; the same amount of reimbursements received from Hess